EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Alaska Air Group, Inc.:
We consent to the use of our reports dated February 11, 2016, with respect to the consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive operations, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference.
Our report dated February 11, 2016 on the consolidated financial statements referred to above refers to a change in the method of accounting for consideration received under an affinity card agreement upon the adoption of Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements, in 2013.
/s/ KPMG LLP
Seattle, Washington
July 22, 2016